Exhibit 21

LIST OF SUBSIDIARIES

•	Wyoming Financial Lenders, Inc., a Wyoming corporation wholly owned by Western Capital Resources, Inc.

•	National Cash & Credit, LLC, a Minnesota limited liability company wholly owned by Western Capital Resources, Inc.

•	PQH Wireless, Inc., a Nebraska corporation wholly owned by Western Capital Resources, Inc.

•	WCR Acquisition Co., a Minnesota corporation wholly owned by Western Capital Resources, Inc.